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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

    Somerset Hills Bancorp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

    834728107

(CUSIP Number)

    Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    February 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 pages

Exhibit Index located on Page 15	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 834728107	Page 2 of 15 Pages
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
8.	Shared Voting Power 263,300
9.	Sole Dispositive Power
10.	Shared Dispositive Power 263,300
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 3 of 15 Pages
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
8.	Shared Voting Power 202,755
9.	Sole Dispositive Power
10.	Shared Dispositive Power 202,755
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 202,755
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.92%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 4 of 15 Pages
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
8.	Shared Voting Power 9,175
9.	Sole Dispositive Power
10.	Shared Dispositive Power 9,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,175
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.18%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 5 of 15 Pages
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
8.	Shared Voting Power 31,100
9.	Sole Dispositive Power
10.	Shared Dispositive Power 31,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.60%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 6 of 15 Pages
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
8.	Shared Voting Power 162,480
9.	Sole Dispositive Power
10.	Shared Dispositive Power 162,480
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,480
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.14%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 7 of 15 Pages
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
8.	Shared Voting Power 60,545
9.	Sole Dispositive Power
10.	Shared Dispositive Power 60,545
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,545
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.17%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 8 of 15 Pages
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
8.	Shared Voting Power 263,300
9.	Sole Dispositive Power
10.	Shared Dispositive Power 263,300
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of Somerset Hills Bancorp (the “Issuer”), a company incorporated in New Jersey, with its principal office at 155 Morristown Road, Bernardsville, NJ 07924.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), and Malta Offshore, Ltd., a Cayman Islands company (“MO”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it (vii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, and MO. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, and MHFII are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, SOAM, and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b) The address of the principal offices of each of MP, MHF, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o BYSIS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c) The principal business of MP, MHF, and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MHFII, MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MHFII, MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, and MO is $68,336, $248,353, $1,308,641, and $483,485 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon an aggregate of 5,179,773 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on November 6, 2009:

(i)	MP beneficially owned 9,175 shares of Common Stock, constituting 0.18% of the shares outstanding.

(ii)	MHF beneficially owned 31,100 shares of Common Stock, constituting approximately 0.60% of the shares outstanding.

(iii)	MHFII beneficially owned 162,480 shares of Common Stock, constituting approximately 3.14% of the shares outstanding.

(iv)	MO beneficially owned 60,545 shares of Common Stock, constituting approximately 1.17% of the shares outstanding.

(v)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, and MO under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the shares of Common Stock held by each, which constitutes approximately 5.08% of the shares outstanding.

(vi)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, and MHFII under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the shares of Common Stock held by each, which constitutes approximately 3.92% of the shares outstanding.

(vii)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the shares owned by MP, MHF, MHFII, and MO which constitutes approximately 5.08% of the shares outstanding.

(viii)	In the aggregate, the Reporting Persons beneficially own 263,300 shares of Common Stock, constituting approximately 5.08% of the shares outstanding.

(ix)	S.O. Holdings directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each. Mr. Maltese, as President and managing member of Holdings, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to February 16, 2010 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
12/21/09	Purchase	7.6836	400

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
12/21/09	Purchase	7.6836	1,400
01/13/10	Purchase	7.6588	200
01/21/10	Purchase	7.7640	100
01/22/10	Purchase	7.7800	100
01/25/10	Purchase	7.5831	200
01/26/10	Purchase	7.6688	300
01/28/10	Purchase	7.7675	100
01/29/10	Purchase	7.7301	100
02/02/10	Purchase	8.0300	100
02/03/10	Purchase	8.0195	800
02/05/10	Purchase	7.9857	100
02/08/10	Purchase	8.0300	100
02/11/10	Purchase	7.8800	100
02/12/10	Purchase	7.8800	100
02/16/10	Purchase	7.9311	300

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
12/21/09	Purchase	7.6836	6,900
01/13/10	Purchase	7.6588	1,600
01/20/10	Purchase	7.7300	400
01/21/10	Purchase	7.7640	600
01/22/10	Purchase	7.7800	500
01/25/10	Purchase	7.5831	1,500
01/26/10	Purchase	7.6688	1,900
01/28/10	Purchase	7.7675	600
01/29/10	Purchase	7.7301	700
02/02/10	Purchase	8.0300	400
02/03/10	Purchase	8.0195	6,200
02/05/10	Purchase	7.9857	900
02/08/10	Purchase	8.0300	1,000
02/09/10	Purchase	8.0120	300
02/11/10	Purchase	7.8800	1,000
02/12/10	Purchase	7.8800	1,000
02/16/10	Purchase	7.9311	2,400

Transactions by MO last 60 days

Date	Transaction	Price	Shares
12/21/09	Purchase	7.6836	2,500
01/13/10	Purchase	7.6588	800
01/20/10	Purchase	7.7300	100
01/21/10	Purchase	7.7640	300
01/22/10	Purchase	7.7800	200
01/25/10	Purchase	7.5831	800
01/26/10	Purchase	7.6688	1,000
01/28/10	Purchase	7.7675	300
01/29/10	Purchase	7.7301	300
02/02/10	Purchase	8.0300	200
02/03/10	Purchase	8.0195	3,000
02/05/10	Purchase	7.9857	500
02/08/10	Purchase	8.0300	400
02/09/10	Purchase	8.0120	200
02/11/10	Purchase	7.8800	500
02/12/10	Purchase	7.8800	400
02/16/10	Purchase	7.9311	1,100

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O’Neill Asset Management LLC	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

SANDLER O’NEILL ASSET
MANAGEMENT, LLC

By:	/s/ Terry Maltese
Terry Maltese President

SOAM Holdings, LLC		TERRY MALTESE

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 22, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O’Neill Asset Management LLC	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

SANDLER O’NEILL ASSET
MANAGEMENT, LLC

By:	/s/ Terry Maltese
Terry Maltese President

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese